                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

    [X] Annual Report Pursuant to Section 15(d) of the Securities and Exchange
        Act of 1934

                    For fiscal year ended: December 31, 1999

    [ ] Transition Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934

                  For the transition period from ____ to _____



                         Commission file number: 1-10147

             THE REYNOLDS AND REYNOLDS COMPANY TAX DEFERRED SAVINGS
                               AND PROTECTION PLAN

                            (Full Title of the Plan)

                        THE REYNOLDS AND REYNOLDS COMPANY
                   115 SOUTH LUDLOW STREET, DAYTON, OHIO 45402

           (Name of Issuer and Address of Principal Executive Offices)

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
   AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                           4 - 7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999

   Schedule of Assets Held for Investment Purposes at End of Year         8 - 12

SIGNATURE                                                                   13

EXHIBIT 23: INDEPENDENT AUDITORS' CONSENT                                   14

INDEPENDENT AUDITORS' REPORT

The Reynolds and Reynolds Company
  Tax Deferred Savings and Protection Plan:

We have audited the statements of net assets available for benefits of The Reynolds and Reynolds Company Tax Deferred Savings and Protection Plan (the "Plan"), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 21, 2000

THE REYNOLDS AND REYNOLDS COMPANY

TAX DEFERRED SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


ASSETS                                                                                1999                          1998

INVESTMENTS, at fair value (Notes B and H):
  Common stock                                                                   $  2,550,234
  Money market funds                                                                1,107,769
  Mutual Funds                                                                    442,327,726                  $369,373,519
  Other                                                                                20,137
  Participant loans                                                                21,784,454                    20,715,112
                                                                                 ------------                  ------------

          Total investments                                                       467,790,320                   390,088,631

ACCRUED INCOME AND OTHER ASSETS                                                                                      22,039

CASH                                                                                1,564,486                     1,229,574
                                                                                 ------------                  ------------

          Total assets                                                            469,354,806                   391,340,244

LIABILITIES

Life insurance premiums payable                                                        14,214                        15,245
Fees and other                                                                                                      113,341
                                                                                 ------------                  ------------

          Total liabilities                                                            14,214                       128,586
                                                                                 ------------                  ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                $469,340,592                  $391,211,658
                                                                                 ============                  ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY

TAX DEFERRED SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                           1999                   1998

ADDITIONS:
  Employee contributions                                                               $ 23,268,735           $ 22,830,397
  Employer contributions                                                                  9,307,428              8,870,371
  Transfers from merged plans and employee rollovers (Note J)                             2,612,430             10,377,153
  Cash values invested                                                                       33,443                 38,598
  Interest and dividends                                                                 28,432,924             19,254,990
  Net appreciation in fair value of investments                                          43,503,834             22,687,304
                                                                                       ------------           ------------

          Total additions                                                               107,158,794             84,058,813
                                                                                       ------------           ------------

DEDUCTIONS:

  Life insurance premiums paid                                                              149,315                155,734
  Distributions to participants                                                          28,400,433             25,011,587
  Administrative expenses                                                                   480,112                482,251
                                                                                       ------------           ------------

          Total deductions                                                               29,029,860             25,649,572
                                                                                       ------------           ------------

NET INCREASE                                                                             78,128,934             58,409,241

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                     391,211,658            332,802,417
                                                                                       ------------           ------------

  End of year                                                                          $469,340,592           $391,211,658
                                                                                       ============           ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


A.    DESCRIPTION OF PLAN

      The following brief description of The Reynolds and Reynolds Company Tax Deferred Savings and Protection Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a defined contribution savings plan ("401(k)") and is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All salaried, non-union hourly and certain groups of union employees of The Reynolds and Reynolds Company (the "Company") are eligible to participate upon the first day of employment. The Plan is administered by a Committee appointed by the Company.

      CONTRIBUTIONS - Eligible employees may elect to become participants by contributing from 1% to 20% of their earnings through tax-deferred payroll deductions. Generally, the Company contributes 40% of the first 3% of the participant's compensation, provided that the participant contributes at least 3% of compensation to the Plan. The Company also makes an additional employer discretionary contribution ("ERD") each year to eligible employees, which is a flat dollar amount that is the same for each participant. These contributions are made at the Company's discretion and currently are based on the Company's return on equity.

      PARTICIPANT ACCOUNTS - Participants may elect to invest their tax-deferred and after-tax contributions in the Plan's Funds as follows: A participant's contribution may be invested in whole number multiples in the Invesco Select Income Fund, Invesco Total Return Fund, IRT International Equity Fund, IRT 500 Index Fund, Brandywine Fund, Certus Fixed Fund, Pimco Capital Appreciation Fund, MFS Growth Opportunities Fund, MFS Investors Growth Fund, MAS Value Advisors Fund, Neuberger & Berman Genesis Trust Fund, Neuberger & Berman Guardian Fund, Franklin Small Capital I Fund, or a Participant Self-Brokered account. Income on the funds is calculated on a daily basis and expenses are allocated to participant's accounts monthly according to the ratio of an individual participant's account to the total of all participant's accounts.

      VESTING AND DISTRIBUTIONS - Participants' accounts, except for balances related to ERD, are fully vested at all times. No vesting in the ERD amount occurs until three years from the participant's hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

      Participants may also apply for hardship withdrawals from their tax-deferred contribution accounts, subject to approval by the Plan's Committee.

      Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

      LOANS - Participants may borrow from their account (excluding insurance) on the terms specified by the Committee. The maximum loan amount is defined in the Plan agreement and, in any case, cannot exceed the amount credited to the participant's account. A loan to a participant is funded by a reduction of the participant's 401(k) account prorated based on current balance of each respective fund.

      The interest rate on loans is determined monthly by using a pooled five year certificate of deposit rate from the top 250 money centers in the country plus 1%. Interest on the loan is paid back directly into the participant's account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

      FORFEITURE ACCOUNT - Funds that are forfeited by participants are transferred to a forfeiture hold account and invested in the Certus Fixed Income Fund. The forfeiture hold account is used to offset next year's Employer Discretionary Contribution. The account is also used to rebuild a rehired participant's account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

      TRUSTEES - On July 1, 1998, the Plan changed trustees from National City Bank to Institutional Trust Company.

      RECLASSIFICATION - Certain prior year balances have been reclassified to conform with the current year presentation.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      VALUATION OF CERTUS FIXED INCOME FUND - The Plan's investment in the benefit responsive guaranteed investment contracts is valued at contract value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants.

      INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Security transactions are recorded on trade dates. Gains and losses are computed using the specific-identification method.

      UNIVERSAL LIFE POLICIES available to the participants of the Plan are allocated life insurance contracts and, therefore, are not included in assets of the Plan. These policies cover the participant and the participant's spouse or children.

      ESTIMATES - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

C.    GUARANTEED INVESTMENT CONTRACTS

      CERTUS FIXED INCOME FUND - The Plan has entered into guaranteed investment contracts issued by a variety of insurance companies. Certus Asset Management is the investment manager for this Fund. At December 31, 1999, this fund includes $85,196,653 of fully benefit responsive guaranteed investment contracts with contract interest rates ranging from 5.47% to 7.32% and an average yield of 6.22% based on contract value and cash equivalents of $11,131,711. The fair value of these contracts at December 31, 1998, was $83,346,123 and cash equivalents were $4,123,804. No valuation reserves are against these contracts.

D.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated February 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E.    CASH VALUES EARNED FROM LIFE INSURANCE POLICIES

      Participants in the life insurance fund earned $123,437 and $72,373 in cash values from life insurance policies for the years ended December 31, 1999 and 1998, respectively.

F.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Invesco. Invesco is related to Institutional Trust Company, the trustee of the Plan.

G.    SUBSEQUENT EVENT

      The Company has agreed to sell the Information Solutions Group of the Company. The sale could result in participants transferring out of the Plan.

H.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                              December 31, 1999              December 31, 1998
                                                        --------------------------      ----------------------------
                                                          NUMBER         CONTRACT           NUMBER         CONTRACT
                                                            OF           OR FAIR              OF           OR FAIR
                                                          SHARES          VALUE             SHARES          VALUE

          Brandywine Fund                                  759,576     $32,570,613         755,183     $22,866,933
          Certus Fixed Income Fund                       8,861,855      96,328,364       8,508,748      87,469,927
          Invesco Total Return Fund                      1,110,408      32,157,409       1,194,166      37,449,059
          IRT 500 Index Fund                             1,581,761      55,171,819       1,339,426      38,642,452
          IRT International Equity Fund                  1,386,843      32,244,104       1,656,116      30,406,295
          MFS Growth Opportunities Fund                  3,003,553      57,277,763       2,800,459      44,667,324
          MFS Investor Growth Fund                       1,314,389      26,721,537
          Pimco Investor Capital Appreciation Fund       2,520,687      62,689,478       2,541,137      62,994,789


I.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company may amend or terminate the Plan for any reason at any time subject to the provisions of ERISA. In the event of termination of the Plan, participants are entitled to receive distributions of their account balances.

J.    MERGER

      The Vanier Graphics Corporation Employee Savings Plan and the Vanier Graphics Corporation Employee Profit Sharing Plan were terminated. The assets of these plans were transferred into the Plan effective January 1, 1998. The assets transferred were deposited into individual participant accounts and invested as directed by the participant.



                                 * * * * * *

THE REYNOLDS AND REYNOLDS COMPANY

TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

--------------------------------------------------------------------------------


                                                                              (c)

                                   (b)                         Description of Investment Including                 (e)
                      Identity of Issuer, Borrower,          Maturity Date, Rate of Interest, Collateral,         Current
 (a)                     Lessor or Similar Party                        Par or Maturity Value                      Value

       COMMON STOCKS:
         AFLAC, Inc.                                                         50 shares                           $ 2,359
         AT&T Corp                                                           230 shares                           11,687
         ATG, Inc.                                                           100 shares                              431
         Abercrombie & Fitch Company                                         1,139 shares, Class A                30,398
         Advanced Tissue Sciences, Inc.                                      100 shares                              250
         Albertsons, Inc.                                                    500 shares                           16,125
         Allstate Corp.                                                      500 shares                           12,032
         Amazon.Com, Inc.                                                    100 shares                            7,613
         Amcast Industrial Corp.                                             1,000 shares                         16,375
         America Online, Inc.                                                3,189 shares                        241,965
         American Electric Power Co.                                         100 shares                            3,213
         American Management Systems, Inc.                                   200 shares                            6,275
         Andover.Net, Inc.                                                   175 shares                            6,234
         Aviation Sales CC                                                   100 shares                            1,650
         Bank One Corp.                                                      1,377 shares                         44,064
         Bio Technology General Corp.                                        1,000 shares                         15,250
         Brightpoint, Inc.                                                   600 shares                            7,875
         Bristol Myers Squibb                                                100 shares                            6,419
         CBRL Group, Inc.                                                    100 shares                              970
         CK Witco Corp.                                                      1,000 shares                         13,375
         CNF Transportation, Inc.                                            450 shares                           15,525
         CVS Corp.                                                           100 shares                            3,988
         Cell Therapeutics, Inc.                                             324 shares                            2,268
         Chicago Title Corp.                                                 100 shares                            4,625
         Chiquita Brands International, Inc.                                 750 shares                            3,563
         Ciena Corp.                                                         100 shares                            5,750
         Cisco System, Inc.                                                  4,362 shares                        467,279
         CitiGroup, Inc.                                                     100 shares                            5,569
         Coca Cola Company                                                   400 shares                           23,300
         Compaq Computer Co.                                                 790 shares                           21,380
         Compuware Corp.                                                     300 shares                           11,175
         ConAgra, Inc.                                                       300 shares                            6,806
         Consolidated Freightways CRP                                        200 shares                            1,588
         Consolidated Graphics, Inc.                                         200 shares                            2,988
         Corel Corp.                                                         400 shares                            6,050
         Creative Biomolecules, Inc.                                         2,500 shares                         12,345
         Daimlerchrysler AG ORD                                              50 shares                             3,900
         Dell Computer Corp.                                                 1,246 shares                         63,546
         Delphi Automotive Systems                                           500 shares                            7,875
         Disney Walt Co.                                                     1,000 shares                         29,250
         Dollar General Corp.                                                100 shares                            2,275



*  Party-in-interest.

Column (d) has been omitted because it is not applicable.                                                      (Continued)


THE REYNOLDS AND REYNOLDS COMPANY
TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                             (c)
                                (b)                              Description of Investment Including               (e)
                   Identity of Issuer, Borrower,            Including Maturity Date, Rate of Interest,          Current
 (a)                  Lessor or Similar Party                     Collateral, Par or Maturity Value              Value

       COMMON STOCKS  (Continued):
         E Loan, Inc.                                                    250 shares                              $ 4,063
         E M C Corp Mass                                                 100 shares                               10,925
         E*Trade Group, Inc.                                             298 shares                                7,785
         Ericsson L M Tel Company                                        100 shares                                6,569
         Freddie Mac                                                     100 shares                                4,706
         Federal Mogul Corp.                                             1,129 shares                             22,721
         F5 Networks, Inc.                                               400 shares                               45,600
         Fidelity National Financial, Inc.                               300 shares                                4,313
         Finet Holdings Corp.                                            3,000 shares                              3,843
         First Union Corp                                                100 shares                                3,294
         Firstar Corp.                                                   1,600 shares                             33,800
         Fonix Corp.                                                     1,000 shares                                280
         Fort James Corp.                                                200 shares                                5,475
         General Electric Company                                        836 shares                              129,371
         Global Crossing Ltd.                                            300 shares                               15,000
         Hasbro, Inc.                                                    700 shares                               13,257
         Healtheron Corp.                                                100 shares                                3,750
         Home Depot, Inc.                                                252 shares                               17,325
         Hot Topic, Inc.                                                 100 shares                                2,325
         ICOS Corp.                                                      300 shares                                8,775
         ISS Group, Inc.                                                 200 shares                               14,225
         Imaging Tech Corp.                                              5,000 shares                              2,815
         Imclone System, Inc.                                            615 shares                               24,369
         Imaginon, Inc.                                                  1,000 shares                              4,125
         Immunex Corp.                                                   100 shares                               10,950
         Infocure Corp.                                                  750 shares                               23,391
         Inkine Pharmaceutical Company, Inc.                             1,000 shares                              3,000
         Intel Corp.                                                     544 shares                               44,778
         International Business Machine                                  266 shares                               28,695
         Internet Capital Group, Inc.                                    220 shares                               37,400
         Iomega Corp.                                                    7,430 shares                             25,076
         Ispat International NV                                          400 shares                                6,450
         12 Tech, Inc.                                                   30 shares                                 5,850
         Jacada Ltd. SHS                                                 130 shares                                3,624
         Johnson & Johnson                                               790 shares                               73,668
         Kroger Company                                                  100 shares                                1,888
         Estee Lauder Companies                                          100 shares, Class A                       5,044
         Lexmark International Group, Inc.                               100 shares                                9,050
         Liposome, Inc.                                                  300 shares                                3,661
         Lucent Tech, Inc.                                               570 shares                               42,750
         MCI Worldcom, Inc.                                              346 shares                               18,360
         MRV Communications                                              120 shares                                7,545
         McKesson HBOC, Inc.                                             235 shares                                5,288
         Medpartners, Inc.                                               500 shares, 6.50% PFD                     3,969
         Metromedia Fiber Network, Inc.                                  1,490 shares                             71,428



*  Party-in-interest.

Column (d) has been omitted because it is not applicable.                                                    (Continued)


THE REYNOLDS AND REYNOLDS COMPANY

TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

--------------------------------------------------------------------------------


                                                                              (c)

                               (b)                              Description of Investment Including                      (e)
                  Identity of Issuer, Borrower,            Maturity Date, Rate of Interest, Collateral,               Current
 (a)                 Lessor or Similar Party                        Par or Maturity Value                               Value

       COMMON STOCKS (Concluded):
         Microsoft Corp.                                             539 shares                                      $ 62,929
         Moore Corp. Ltd.                                            1,000 shares                                       6,063
         Nabisco Group Holding                                       300 shares                                         3,188
         Nanogen, Inc.                                               350 shares                                         7,656
         Navisite, Inc.                                              100 shares                                        10,000
         Network Appliance Corp.                                     120 shares                                         9,968
         Nokia Corp                                                  200 shares, Sponsored ADR                         38,213
         Northeast Utilities                                         1,000 shares                                      20,563
         Oracle Corporation                                          275 shares                                        30,817
         Pac-West Telecom, Inc.                                      20 shares                                            530
         Parker Drillings CC                                         2,800 shares                                       8,926
         Paxson Communications Corp.                                 500 shares                                         5,969
         Paychex, Inc.                                               200 shares                                         8,000
         Pfizer, Inc.                                                635 shares                                        20,598
         Platinum Entertainment, Inc.                                1,000 shares                                       2,500
         Qualcomm, Inc.                                              160 shares                                        28,180
         Qwest Comm. International, Inc.                             400 shares                                        17,200
         RF Micro Devices, Inc.                                      280 shares                                        19,162
*        Reynolds & Reynolds Company                                 618 shares, Class A                               13,905
         Rhythms Netconnections Corp.                                448 shares                                        13,888
         Rite Aid Corp.                                              1,000 shares                                      11,125
         Safeguard Scientific, Inc.                                  200 shares                                        32,600
         Schlotzsky's, Inc.                                          200 shares                                         1,325
         Schwab Charles Corp.                                        100 shares                                         3,825
         Senior HSG PPTYS TR                                         30 shares                                            371
         Shop At Home                                                670 shares                                         6,659
         Siebel Systems, Inc.                                        200 shares                                        16,800
         Sportmans Guide, Inc.                                       200 shares                                           500
         Sterling Software, Inc.                                     200 shares                                         6,300
         Stmicroelectronics N V                                      150 shares                                        22,716
         Sun Microsystem, Inc.                                       380 shares                                        29,426
         Suntrust Banks, Inc.                                        200 shares                                        13,763
         Teleflex, Inc.                                              150 shares                                         4,697
         3Com Corp.                                                  120 shares                                         5,640
         Triquint Semiconductor, Inc.                                100 shares                                        11,125
         Tyco International Ltd.                                     980 shares                                        38,220
         USX Marathon Group                                          100 shares                                         2,469
         US Oncology, Inc.                                           400 shares                                         1,975
         United Parcel SVC Inc.                                      75 shares, Class B                                 5,175
         Vodafone Group PLC                                          180 shares, Sponsored ADR                          8,910
         Wal-Mart Stores, Inc.                                       42 shares                                          2,903
         Walgreen Company                                            200 shares                                         5,850
         Wendy's International, Inc.                                 100 shares                                         2,081
         Werner Enterprises, Inc.                                    300 shares                                         4,219
         Xerox Corp.                                                 755 shares                                        17,124
                                                                                                                    ---------

                 Total Common Stocks                                                                                2,550,234
                                                                                                                    ---------


*  Party-in-interest.

Column (d) has been omitted because it is not applicable.                                                        (Continued)


THE REYNOLDS AND REYNOLDS COMPANY

TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

--------------------------------------------------------------------------------


                                                                          (c)

                          (b)                               Description of Investment Including                          (e)
             Identity of Issuer, Borrower,             Maturity Date, Rate of Interest, Collateral,                    Current
(a)             Lessor or Similar Party                         Par or Maturity Value                                   Value

       MONEY MARKET FUND -
     *   Invesco                                         SSGA Money Market Fund, 1,107,769 shares                     $ 1,107,769

       MUTUAL FUNDS:
         Alliance                                        Premier Growth Class A, 315 shares                                11,509
         Artisan                                         International, 1,549 shares                                       44,149
         The Brandywine Funds                            Brandywine Fund, 759,576 units                                32,570,613
         The Brandywine Funds                            Certus Fixed Income Fund, 8,861,855 units                     96,328,364
         The Brandywine Funds                            Pimco Capital Appreciation Fund, 2,520,687 units              62,689,478
         Berger                                          New General Retail, 373 shares                                    12,955
         Montag & Caldwell                               Growth Fund, 348 shares                                           12,055
         Davis                                           New York Venture Class A, 70 shares                                2,017
         Fidelity                                        Large Capital Stock, 4,402 shares                                 94,955
         Spartan                                         High Income, 1,622 shares                                         19,461
         Fidelity                                        Fund, 2,577 shares                                               109,807
         Fidelity                                        Emerging Growth, 2,373 shares                                    141,481
         Fidelity                                        Four-in-One Index, 1,643 shares                                   45,494
         Fidelity                                        Blue Chip Growth, 456 shares                                      27,407
         Fidelity                                        Dividend Growth, 2,787 shares                                     80,804
         Select                                          Technology, 307 shares                                            46,840
         Select                                          Development Communications, 87 shares                              5,465
         Select                                          Biotechnology, 546 shares                                         36,677
         Select                                          Electronics, 1,016 shares                                         90,339
         First                                           Eagle Fund of America Class Y, 122 shares                          2,502
         Firsthand                                       Technology Value, 748 shares                                      67,701
         Harbor                                          Capital Appreciation, 464 shares                                  23,476
         The Internet Fund                               51 shares                                                          2,528
     *   Invesco                                         Invesco Select Income Fund, 1,753,417 units                   10,643,244
     *   Invesco                                         Invesco Total Return Fund, 1,110,408 units                    32,157,409
     *   Invesco                                         IRT 500 Index Fund, 1,386,843 units                           32,244,104
     *   Invesco                                         IRT International Equity Fund, 1,581,761 units                55,171,819
     *   Invesco                                         Franklin Small Capital I Fund, 106,116 units                  13,099,480
     *   Invesco                                         Technology, 515 shares                                            41,638
     *   Invesco                                         Worldwide Communications, 3,105 shares                           160,334
         Jacob                                           Internet, 1,711 shares                                                --
         Janus                                           Fund, 4,785 shares                                               210,780
         Janus                                           Investment Growth & Income, 322 shares                            13,520
         Janus                                           Investment Worldwide, 714 shares                                  54,547
         Janus                                           Global Technology, 3,898 shares                                  120,571
         Janus                                           Investment Equity Income, 2,879 shares                            72,379
         Janus                                           Olympus, 1,276 shares                                             67,936
         Janus                                           Enterprise, 456 shares                                            34,982
         Janus                                           Investment Mercury, 4,195 shares                                 183,791
         Janus                                           Investment Balanced, 3,521 shares                                 82,350


*  Party-in-interest.

Column (d) has been omitted because it is not applicable.                                                                (Continued)


THE REYNOLDS AND REYNOLDS COMPANY

TAX DEFERRED SAVINGS AND PROTECTION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

--------------------------------------------------------------------------------



                                                                               (c)
                        (b)                                      Description of Investment Including                     (e)
           Identity of Issuer, Borrower,                    Maturity Date, Rate of Interest, Collateral,              Current
 (a)          Lessor or Similar Party                                   Par or Maturity Value                           Value

      MUTUAL FUNDS (Concluded):
        Marsico                                        Focus, 949 shares                                                 $ 22,245
        Massachusetts Financial Services               MFS Growth Opportunities Fund, 3,003,553 units                  57,277,763
        Massachusetts Financial Services               MFS Investor Growth Fund, 1,314,389 units                       26,721,537
        Massachusetts Financial Services               MFS Value Advisors Fund, 798,073 units                           9,664,667
        Munder                                         Net Net Class C, 32 shares                                           2,378
        Neuberger & Berman Management Fund             Genesis Trust, 51,842 units                                      1,090,756
        Neuberger & Berman Management Fund             Guardian Trust, 690,295 units                                    9,760,776
        Northeast Investors                            Growth Fund Inc., 140 shares                                         3,644
        White Oak                                      Growth Stock, 1,214 shares                                          74,188
        Oppenheimer                                    Main St., Inc & Growth Class A, 48 shares                            2,021
        Pilgrim                                        Growth & Value Class B, 660 shares                                  14,475
        Putnam                                         Fund for Growth & Income Class A, 95 shares                          1,785
        Putnam                                         Health Sciences Trust Class M, 143 shares                            8,586
        Putnam                                         International Growth Class B, 488 shares                            14,188
        RS                                             Emerging Growth, 820 shares                                         49,747
        Renaissance                                    IPO Plus Aftermarket, 854 shares                                    27,234
        T Rowe Price                                   Dividend Growth, 791 shares                                         15,982
        T Rowe Price                                   Science & Technology, 673 shares                                    42,884
        Strong                                         Growth & Income, 790 shares                                         22,630
        Strong                                         Government Securities Income, 2,412 shares                          24,308
        Thronburg                                      Value Class A, 71 shares                                             2,219
        Torray                                         Fund 1,148 shares                                                   50,846
        Vanguard                                       US Growth Portfolio, 375 shares                                     16,343
        Vanguard                                       Growth & Income, 438 shares                                         16,256
        Vanguard                                       Index Trust S&P 500 Port, 2,201 shares                             297,817
        Vanguard                                       Total Stock Market, 3,585 shares                                   119,102
        Vanguard                                       Growth Index, 2,801 shares                                         110,439
        Warburg Pincus                                 Japan Growth, 339 shares                                            11,713
        Weitz                                          Value, 536 shares                                                   17,728
        Wilshire                                       Target  Large Company Growth Investment, 425 shares                 18,508
                                                                                                                    -------------

                Total Mutual Funds                                                                                    442,327,726
                                                                                                                    -------------

      OTHER:

        HRPT Properties Trust                          700 units                                                            6,300
        LTC Properties,  Inc.                          400 units                                                            3,375
        National Health                                300 units                                                            4,462
        Regency Realty Corp.                           300 units                                                            6,000
                                                                                                                    -------------

                Total Other                                                                                                20,137
                                                                                                                    -------------

      PARTICIPANT LOANS                                8% - 10%                                                        21,784,454
                                                                                                                    -------------

TOTAL                                                                                                               $ 467,790,320
                                                                                                                    =============


*  Party-in-interest.

Column (d) has been omitted because it is not applicable.                                                           (Concluded)

                                    SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE REYNOLDS AND REYNOLDS
                                  COMPANY TAX DEFERRED SAVINGS
                                  AND PROTECTION PLAN

                                  /s/ Dale L. Medford

                                  ------------------------------------------
                                  Dale L. Medford, Vice President, Corporate
                                  Finance and Chief Financial Officer

Dated: June 28, 2000